BlackRock Muni Intermediate Duration Fund, Inc. (the “Registrant”)

77(I)

Terms of new or amended securities

The Registrant issued Series W-7 Variable Rate Muni Term Preferred Shares in a private placement on December 7, 2012. The Registrant’s Articles Supplementary Establishing and Fixing the Rights and Preferences of Variable Rate Muni Term Preferred Shares (the “Articles Supplementary”) contains a description of the Registrant’s Series W-7 Variable Rate Muni Term Preferred Shares and a copy of the Articles Supplementary is attached under Sub-Item 77Q1(a).